SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

FACTORY CARD & PARTY OUTLET CORP.
(Name of Subject Company)
FACTORY CARD & PARTY OUTLET CORP.
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
303051106
(CUSIP Number of Class of Securities)
Gary W. Rada
President and Chief Executive Officer
Factory Card & Party Outlet Corp.
2727 Diehl Road
Naperville, Illinois 60563-2371
(630) 579-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With copies to:
Neal Aizenstein, Esq.
Sonnenschein Nath & Rosenthal LLP
7800 Sears Tower
Chicago, Illinois 60606
(312) 876-8000
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXHIBIT INDEX
Press Release Announcing Merger Agreement
Press Release Announcing Earnings
Memorandum to Employees
Letter, Dated September 18, 2007, to Associates
Letter, Dated September 18, 2007, to District Managers and Market Managers
Memorandum dated September 18, 2007 to Store Managers

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release announcing Merger Agreement, dated September 18, 2007

99.2	Press Release announcing Earnings, dated September 18, 2007.

99.3	Memorandum to Employees regarding Associate Questions on AAH Holdings Corporation — Factory Card & Party Outlet Transaction

99.4	Letter, dated September 18, 2007, to Factory Card & Party Outlet Associates

99.5	Letter, dated September 18, 2007, to District Managers and Market Managers

99.6	Memorandum dated September 18, 2007 to Store Managers